UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cepton, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

15673X 101

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.15673X 101

1.	Names of Reporting Persons LDV Partners Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,163,422 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,163,422 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,163,422 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.3%
12.	Type of Reporting Person (See Instructions): PN

(1)	LDV Partners I (GP), Ltd. is the general partnership that manages LDV Partners Fund I, L.P. Dr. Winston Fu is the managing member of LDV Partners I (GP), Ltd. Dr. Fu disclaims beneficial ownership of the 16,163,422 shares of common stock except to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No.15673X 101

Item 1.

(a)	Name of Issuer:
Cepton, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:
399 West Trimble Road, San Jose, CA 95131

Item 2.

(a)	Name of Person Filing:
LDV Partners Fund I, L.P.

(b)	Address of Principal Business Office or, if None, Residence:
228 Hamilton Ave., Third Floor, Palo Alto, CA 94301

(c)	Citizenship:
Cayman Islands

(d)	Title of Class of Securities:
Common Stock, par value $0.00001 per share

(e)	CUSIP Number:
15673X 101

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

☐	Not applicable.

CUSIP No.15673X 101

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

16,163,422 (2)

(b)	Percentage of Class:

10.3% (3)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

16,163,422 (2)

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

16,163,422 (2)

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

(2)	LDV Partners I (GP), Ltd. is the general partnership that manages LDV Partners Fund I, L.P. Dr. Winston Fu is the managing member of LDV Partners I (GP), Ltd. Dr. Fu disclaims beneficial ownership of the 16,163,422 shares of common stock except to the extent of any pecuniary interest he may have therein, directly or indirectly.
(3)	Based on 156,413,640 shares of common stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No.15673X 101

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.15673X 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

LDV Partners Fund I, L.P.

By:	LDV Partners I (GP), Ltd.
Its:	General Partner

By:	/s/ Winston Fu
Name:	Dr. Winston Fu
Title:	Managing Member